Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mountain West Cider Company, Inc.
425 N 400 W
Salt Lake City, UT 84103
mountainwestcider.com

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mountain West Cider Company, Inc.
Address: 425 N 400 W, Salt Lake City, UT 84103
State of Incorporation: DE
Date Incorporated: October 14, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount Based:

250+

Seedling Member

- MTN WST Hard Cider Logo'd lanyard and bottle opener

- Inclusion in monthly opportunity drawing for local and MTN WST giveaways and merchandise

- Invitations to public and membership events (space limited)

500+

HoneyCrisp Member

- All above perks

- MTN WST Hard Cider T Shirt

- Free 32oz MTN WST Hard Cider Logo'd Growler

- 12 Month membership access in MTN WST In-Cider club access and benefits (see offering details for membership description)

2,000+

Golden Delicious Member

- All above perks

- 2 Complimentary Growler Fills (2 fills per 12 month period)

- 50% Discount on MTN WST sponsored event/festival attendance

- BOGO access to Quarterly food and cider pairing events (max 2 tix for 4 ppl)

- 2 Tulip Cider Glasses

- MTN WST hat

- 4 MTN WST Stickers

4,500+

Kingston Black Member

- All above perks

- Cidery tour and tasting for you and up to 10 of your closest friends

- VIP access to MTN WST hosted festivals/events

- Free admission to Quarterly food and cider pairing event(s)

- 4 Tulip Cider Glasses

- a second MTN WST Hat

- 4 Stickers

- 1 Night free stay at a downtown SLC Bonvoy property (room accommodations only, all incidentals and extra expenses will be at your own expense. Bonvoy property category 1-4 Property in the United States. Property blackout dates apply and availability is not guaranteed.)

10,000+

Spartan Member

- All above perks

- VIP Access & table discounts to MTN WST sponsored events/festivals for 2 people

- Free admission to quarterly food & cider pairing events (2 tickets)

- Birthday Box - includes limited release cider & a signature series cider Membership Meeting

- $300 credit in Airfare for a trip to Salt Lake City to visit the Cidery

*state restrictions may apply

** Membership includes:

- Advanced access to limited releases
- Access to quarterly tasting event(s)
- Annual membership networking opportunities
- Monthly opportunity drawing for merchandise and local giveaway

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mountain West Cider, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Mountain West Hard Cider Company, manufactures a variety of seasonal and year-round hard cider products for distribution in Utah and surrounding states as well as through its own on-site, state-licensed package agency. In addition, the company operates the "Garten", an outdoor, seasonal European style cider and bier garden that is also available for corporate and special events.

The business was originally formed as a Subchapter S, LLC in the state of Utah in 2014. On July 28, 2020 the company transitioned its corporate structure to a C Corporation domiciled in Delaware.

Competitors and Industry

Industry leaders in the Cider beverage category are Angry Orchard and then Strongbow. In the state of Utah, as measured by revenues, Mountain West Cider trails Angry Orchard, but is the #2 cider in the state and the #1 craft cider.

There are just a couple of smaller cideries based in Utah that make limited amounts of cider for primarily hyperlocal consumption. Regional craft ciders are available in the state liquor stores but don't sell in significant volumes. With the exception of Colorado, the states contiguous to Utah have a limited number of cider manufacturers and present an opportunity for future growth for the company.

Current Stage and Roadmap

Generating significant revenue and strong growth, Mountain West Cider is a well-established brand in Utah. We'll continue to increase our Cider distribution in contiguous states.

The Garten, open for the last 3 years, continues to generate double-digit revenue growth, so we'll upgrade the venue with a new kitchen and permanent structure as well as make improvements to the stage, sound and lighting. Several developers have approached the company about locating cider bar/pubs at great locations around Salt Lake City and we'd like to add additional cider-centric/pub locations within the state in the next 5 years.

The Team

Officers and Directors

Name: Jeffrey C Carleton

Jeffrey C Carleton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Executive Officer (CEO)
  Dates of Service: October 14, 2014 - Present
  Responsibilities: Deciding and pursuing the company growth strategy, managing the overall operations and resources of the company, driving the financial

success of Mountain West Cider Company. Current cash compensation is $50,000 annually; 100% of voting shares.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Mountain West Cider Company, Inc.") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering

registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and

will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Mountain West Cider Company Inc. was formed on 28 July 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mountain West Cider Company Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other

relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Covid impact
The Coronavirus pandemic adds an additional layer of business risk in that it can reduce demand for cider products as well as all alcoholic beverages. Reduced bar/restaurant purchases will reduce demand from product manufacturers and out of state distributors may be reluctant to bring on new product in an era of uncertainty.

Covid risks
Covid has an impact on off premise dining. Bar and dining establishments are seeing a decline in their business, either because they won't open during this period or because spacing has reduced their capacities, their orders have been reduced. Reduced on premise business results in lower orders for MWC ciders. This will impact our short term revenues but not our longer term projections

Covid Pandemic Risk
On premise consumption of ciders will decrease as a result of non or limited bar and restaurant openings. That will impact demand in a negative way and we'll see orders from the Utah DABC decrease as a result. This is a short term, (9 month), issue and does not impact our solvency or long term growth opportunities.

Changing consumer demographics and taste preferences
Changing demographics and associated taste preference can lead to significant demand swings for craft beverage products. MWC can moderate this risk by investing in on-premise facilities that will offer a variety of craft beverages and lever new market entrants.

Changing demographic and consumer preferences
Changing preferences for craft alcoholic beverages can have a negative impact on sales growth and revenue projections in the product category. Mountain West Cider Company will ameliorate this risk with the development and addition of on premise Cider-centric pubs that allow the organization to change product offerings with

consumer preferences.

Limited market experience with on premise dining

Mountain West Cider has primarily been a craft cider product producer and distributor and retail bar. The company has limited experience in the on premise dining business. Hiring experienced restaurant management will help address this risk.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeffrey C Carleton	6,500,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 9,000,000 with a total of 6,500,000 outstanding.

Voting Rights

There are no voting rights associated with Common Stock.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of of the company, Mountain West Cider Company, Inc., will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and

results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $578,162, down 19.22% compared to fiscal year 2019 revenue of $715,740. The decrease in sales was primarily driven by a decrease in on-premise sales through the outdoor "Garten" area attached to the brewery due to the mandatory shutdowns and restrictions brought on by COVID-19. The Company believes that revenues generated through the Garten will return to normal or increase in 2021 as restrictions in Utah are lifted.

The recent growth of carbonated seltzers has impacted revenues in both the beer and cider industries and is expected to continue into the future. Recent changes in the shelf space allocated to the company's cider at the Utah Department of Alcoholic Beverage Control (DABC) have positioned the company for significant growth in the future. The Company also sees future sales opportunities as they grow sales in Wyoming and other contiguous states.

Cost of sales

Cost of sales was $314,650 in 2020 as compared to $464,878 in 2019. Cost of goods sold as a percent of sales was 54.4% in 2020 and 65.0% in 2019. This reduction was largely due to the negotiation efforts of management which secured new supplier relationships that resulted in a decreased cost of sales.

Gross margins

2020 gross profit increased by $12,650 over 2019 despite the drop in revenue due to COVID-19. Gross margins as a percentage of revenues increased from 35.0% in 2019 to 45.6% in 2020. This improved performance was caused by a decrease in cost of sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, event costs, and rent. Overall expenses decreased in 2020. This decrease in expenses was largely do to lower marketing, interest, and payroll expenses throughout the year. The remaining decrease came from managements changing of certain vendors that resulted in savings to the company.

Historical results and cash flows:

Historic growth came from increased in-state distribution and the build-out of our on-premise "Garten". In-state changes to allowable distribution laws, increased sales through our on-premise "Garten" by converting it to a year-round building with food, and continued growth in out-of-state distribution will provide continued opportunities for revenue growth. Expense management continues to drive costs down and operations are scalable, so a significant increase in sales will result in a limited increase in expenses. 2020 EBITDA was greatly improved over 2019, even with the impact that COVID had on our sales. Going forward, under normal post-COVID operating conditions, we expect to see margins in the 12.5-15.0% range.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a line of credit with Zions Bank with a credit limit of $200,000 and $175,500 outstanding. We also have business credit cards with Zions Bank with a credit limit of $20,000 and $14,000 outstanding. Our current cash balance is approximately $40,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While these funds are not critical to our ongoing operations, they are essential to continue our significant growth. Pro forma for Garten improvements alone would generate 30% YoY growth. Successful lobbying and law change with the Utah state legislature would double our in state cider sales. These funds support those changes, without them, we would have more modest growth projections.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

These funds are not necessary for the viability of the company, rather they represent an opportunity to grow in a very significant manner.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum raise will not affect our ongoing operations in any significant manner.

How long will you be able to operate the company if you raise your maximum funding goal?

With a maximum raise, we'll invest in significant growth opportunities and reduce or eliminate most of our outstanding debt.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Besides the current capital raise, the current owners of the company have sufficient capital to support any financial needs of the business if any were to arise.

Indebtedness

- **Creditor:** Zions Bank
  Amount Owed: $175,556.08
  Interest Rate: 5.25%
  This is a revolving line of credit with no maturity date.

- **Creditor:** EIDL Loan
  Amount Owed: $150,000.00
  Interest Rate: 3.5%
  Maturity Date: September 30, 2051

- **Creditor:** PPP1 loan
  Amount Owed: $48,300.00
  Interest Rate: 1.0%
  We expect this loan to be fully forgiven

- **Creditor:** PPP2 Loan
  Amount Owed: $67,710.00
  Interest Rate: 1.0%
  We expect this loan to be fully forgiven

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,500,000.00

Valuation Details:

Mountain West Cider Company, Inc. ("MWC" or the "Company") is a fast-growing cider manufacturer that leads the Utah marketplace in the craft segment. Distribution in Wyoming grew quickly until COVID and efforts are underway to expand into Idaho and other contiguous states in 2021. Use of these fundraising proceeds will allow MWC to enter the restaurant/pub business enabling us to increase our Utah market presence.

The valuation provided is tied to the continued growth expectations of expanded distribution outside the state, (off-premise), as well as in-state growth tied to earnings diversification, (on premise).

The valuation method utilizes a variety of factors including but not limited to: historical investments, company stage, IP, (award-winning cider recipes), size of market, brand acquisition values of other craft beverage manufacturers and validation of the business model and methodology to be scaled from proceeds.

Cash Investments: Approximately $2,000,000 has been invested by founder since inception. Manufacturing and packaging infrastructure will allow for significant growth with limited additional expense. Increase in sales and distribution will lead to continued decrease in COGS and greater earnings leverage.

Comparable Company analysis and precedent transactions: This valuation is based on the sales of craft beverage manufacturers in the spirits, beer and cider industries. We've examined 6-8 related and similar transactions and settled on a value below the midpoint for other offerings based on sales, gross and net revenues, and strategic opportunities for future growth.

IP and Brand Equity: Four years of significant dollars invested with a consistent advertising and PR presence, participation in the craft community and with multiple non profits, have established Mountain West Cider Company as a premier Utah brand.

Continued growth in the US Cider Marketplace, (Sundale Research, 2020).

The company determined its current valuation internally without the formal evaluation of an independent third party.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Fund improvements to the "Garten", lobbying fees to broaden Utah law definition of cider to enable MWC to sell in grocery and convenience stores, expand production capabilities.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Capital improvements to the Garten, lobbying efforts at the State Capital, equipment purchases to expand production, expand our Cider-centric Pub concept to multiple locations within the Region, examples include: fast growing city center SLC, the new SLC airport, Jackson Hole Wyoming, Boise, Idaho.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at mountainwestcider.com (Annual Report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mountain-west-cider

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mountain West Cider Company, Inc.

[See attached]

MOUNTAIN WEST CIDER COMPANY, INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

March 2, 2021

To: Board of Directors, MOUNTAIN WEST CIDER COMPANY, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of MOUNTAIN WEST CIDER COMPANY, INC. (the "Company"), which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

MOUNTAIN WEST CIDER COMPANY, LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2020		2019
Current Assets				
Cash and cash equivalents	$	38,485	$	17,185
Accounts receivable		3,448		25,912
Inventory		129,898		62,726
Other current assets		1,975		665
Total current assets		173,806		106,488
Fixed assets, net of accumulated depreciation		401,754		481,848
Intangible assets, net of accumulated amortization		0		4,381
Security deposits		6,245		6,245
Total Assets	$	581,805	$	598,963
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable and credit cards	$	51,675	$	60,853
Other current liabilities		45,677		30,244
Short-term loans payable, related party		184,718		223,379
Total Current Liabilities		282,070		314,476
Lease liabilities		7,779		10,805
Government-backed loans payable		198,300		0
Total Liabilities		488,149		325,290
OWNERS' EQUITY				
Membership interest, net of distributions		0		1,592,668
Common stock (9,000,000 shares authorized, 6,500,000 shares issued and outstanding)		1,558,278		0
Retained deficit		(1,464,622)		(1,318,986)
Total Owners' Equity		93,656		273,682
Total Liabilities and Owners' Equity	$	581,805	$	598,963

MOUNTAIN WEST CIDER COMPANY, LLC
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 578,162	$ 715,740
Less: Cost of goods sold	314,650	464,878
Gross profit	263,512	250,862
Operating expenses		
Marketing and advertising	36,092	40,419
General and administrative	355,987	351,611
Total operating expenses	392,079	392,030
Net Operating Income (Loss)	(128,567)	(141,168)
Depreciation and amortization (expense)	(42,370)	(50,371)
Interest income (expense)	0	(23,877)
Other income (expense)	25,300	
Tax provision (benefit)	0	0
Net Income (Loss)	$ (145,637)	$ (215,416)

MOUNTAIN WEST CIDER COMPANY, LLC
STATEMENT OF OWNERS' EQUITY
For calendar years ended December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

		Common Stock			
	Membership Interest	# of shares	$	Retained Deficit	Total Members' Equity
Balance as of January 1, 2019	**$ 1,426,433**	**$ 0**	**$ 0**	**$ (1,103,571)**	**$ 322,862**
Capital contributions, net of distributions	166,235				166,235
Net income (loss)				(215,416)	(215,416)
Balance as of December 31, 2019	**$ 1,592,668**	**$ 0**	**$ 0**	**$ (1,318,986)**	**$ 273,682**
Capital contribution	12,561				12,561
Conversion from limited liability company to corporation	(1,605,229)	6,500,000	1,605,229		0
Distributions			(46,951)		(46,951)
Net income (loss)				(145,636)	(145,636)
Balance as of December 31, 2020	**$ 0**	**6,500,000**	**$ 1,558,278**	**$ (1,464,622)**	**$ 93,656**

MOUNTAIN WEST CIDER COMPANY, LLC
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (145,636)	$ (215,416)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation and amortization	72,240	105,012
Changes in operating asset and liabilities:		
(Increase) decrease in accounts receivable	22,464	5,905
(Increase) decrease in inventory	(49,927)	15,956
(Increase) decrease in other current assets	(1,310)	6,220
Increase (decrease) in accounts payable and credit cards	(9,178)	(52,711)
Increase (decrease) in other current liabilities	15,433	8,360
Net cash used in operating activities	(95,914)	(126,674)
Investing Activities		
Acquisition of fixed assets	(5,000)	(19,593)
Net cash used in investing activities	(5,000)	(19,593)
Financing Activities		
Proceeds from capital contribution, net of distributions	(34,390)	166,235
Proceeds from / (repayment) of short-term loans and credit lines	156,604	(18,127)
Net change in cash from financing activities	122,214	148,108
Net change in cash and cash equivalents	21,300	1,841
Cash and cash equivalents at beginning of period	17,185	15,344
Cash and cash equivalents at end of period	$ 38,485	$ 17,185

MOUNTAIN WEST CIDER COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
For calendar years ended December 31, 2019 and 2018
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

MOUNTAIN WEST CIDER COMPANY, INC. (which may be referred to as the "Company", "we," "us," or "our") was originally organized as Mountain West Cider Company LLC in Utah on July 9, 2014. The Company redomiciled its incorporation to Delaware as of August 6, 2020. The Company manufactures and sells alcoholic apple cider products.

Since Inception, the Company has primarily relied on securing funding from its founders and from bank credit. As of December 31, 2020, the Company has an accumulated deficit and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

As the Company reorganized as a corporation from a limited liability company in 2020, the basis for the presentation of the financials statement for the calendar years ended 2019 are as an limited liability company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $38,485 and $17,185 of cash on hand, respectively.

Fixed Assets and Other Long-Lived Assets
Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of the asset.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, the Company had fixed assets, net, as follows:

	2020	**2019**
Beginning balance	481,848	555,752
Add: new purchases	5,000	19,593
Less: depreciation	(85,094)	(93,496)
Ending balance	**401,754**	**481,848**

As of December 31, the Company had intangible assets, net, as follows:

	2019	2019
Beginning balance	4,381	15,897
Add: new purchases	0	0
Less: depreciation	(4,381)	(11,516)
Ending balance	**0**	**4,381**

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory
When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenue from the sale of its tangible products and records revenue when the product has shipped to the final customer.

Cost of Goods Sold
For the years ending December 31, 2020 and 2019, cost of goods were recorded as product sales revenue was recorded.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within a negotiated number of days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

As of December 31, 2019, the Company had lines of credit and bank loans totaling $189,072 and $234,193 as of December 31, 2020 and 2019, respectively. Approximately $7,779 of this amount relates to a loan obtained for and secured by an automobile. This loan bears interest at a rate of 3.19 percent per annum.

PPP Loans
In April 2020 and in response to the COVID-19 pandemic, the Company procured a Paycheck Protection Program ("PPP") loan backed by the US Small Business Administration ("SBA") totaling $48,300. The PPP bears an interest rate of 1.00 percent per annum but is forgivable if the Company meets the conditions set forth by the SBA. The Company expects to meet those conditions.

EIDL Loans
In June 2020 and in response to the COVID-19 pandemic, the Company procured an Economic Injury Disaster Loan ("EIDL") from the SBA totaling $150,000. The loan has a 30-year term and bears interest at a rate of 3.75 percent per annum. The loan is generally backed by the business as well as specific collateral of all tangible and intangible property of the Company.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019 and 2018. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and the deferred tax asset, if any, from such losses have been fully valued based on their uncertainty in being used and will continue to be until there is persuasive evidence that those deferred assets can be utilized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of the end of December 31, 2019, the Company was a limited liability company with two members. During 2020, the Company incorporated under Delaware law and authorized the issuance of 9,000,000 shares of common stock and has issued 6,500,000 shares as of the date the financial statements have been issued.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company's lines of credit are generally backed by the assets of the Company, however some items have been guaranteed by its founder and chief shareholder, Mr. Jeff Carleton.

Because this is a transaction between insiders of the Company, there is no guarantee that it represents the terms that would otherwise be available if the loan had been made on arm's length terms.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through March 2, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mountain West Cider

Artisan Award-Winning Hard Apple Ciders


MTN-WST
Cottonwood
DRY HOPPED
HARD CIDER
Desolation
PRICKLY PEAR
HARD CIDER
Sweet Alice
SWEET PEACH & TURMERIC
HARD CIDER
Ruby
HARD CIDER

Website | Salt Lake City, UT | FOOD & BEVERAGE | HOSPITALITY

Mountain West Cider (MTN WST) is the first dedicated cidery in Utah, responsibly producing award-winning hard apple cider in the mountain west region. Using only the finest ingredients, MTN WST strives to craft the highest quality ciders, while maintaining the highest standards of production practices.

$66,064 raised

125 Investors	$6.5M Valuation
$1.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Mountain West has experienced significant revenue growth since inception, and is the most purchased craft cider in Utah, second only to the top-selling cider brand in the United States
- Mountain West has been voted SLC City Weekly Utah's "Best Cider" for 5 consecutive years and have won numerous national and international awards over the years
- Cider retail sales revenue is 10x what it was 10 years ago and regional/local cider brands like ours make up ⅓ of cider retail sales

"MTN WST crafts everyday, seasonal and artisan award-winning, hard apple ciders, proving the West isn't about just beer anymore."



Rewards

Get rewarded for investing more into Mountain West Cider:

$250+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+
Investment

Seedling Member

MTN WST Hard Cider Logo'd lanyard and bottle opener Inclusion in monthly opportunity drawing for local and MTN WST giveaways and merchandise Invitations to public and membership events (space limited)

$500+
Investment

HoneyCrisp Member

Seedling Member Perks + Custom MTN WST Hard Cider T Shirt Free 32oz MTN WST Hard Cider growler 12 month membership in MTN WST In-Cider Club Access and Benefits ** (See offering details for membership description)

$2,000+
Investment

Golden Delicious Member

Above perks + 2 Complementary Growler Fills (2 fills per 12 months) 50% Discount on MTN WST sponsored event/festival attendance BOGO access to Quarterly food and cider pairing events (max 2tix for 4ppl) 2 Tulip Cider Glasses MTN WST hat 4 MTN WS

OUR MISSION

Crafting cider that tastes great and does good for the community

Mountain West Hard Cider started with a dream. A trip to Ireland revealed to founders Jeff and Jennifer Carleton the age old tradition of dry ciders. Upon their return to the states, they found locating high-quality, dry ciders to be a challenge. After extensive research, Jeff and Jennifer took the plunge and started Utah's first dedicated cidery, located in Salt Lake City.


MTN
WST

In the past five years, Mountain West has grown to be the most popular cidery in the state by cider sales, solid reputation and in our efforts to give back. We have partnered with several Utah-based nonprofits to help the community by donating a portion of sales revenue, hosting donation drives and raising funds for these organizations. We support local artists by hosting various events where artists and artisans alike can sell their goods, musicians can perform and creative communities can come together. As a result, Mountain West has developed a loyal fan following. Many cider drinkers gravitate toward local, small and independent producers. Local and sustainable, high-quality products are in high demand amongst consumers, further fueling hard ciders' popularity.

OUR APPROACH

Mountain West Hard Cider opened its doors for sales in 2015, and to date produces 5 year-round styles, several seasonal offerings, and a rotating small batch series of hard ciders, all of which are gluten-free. Each crafted with all-natural ingredients, free from artificial aromas, colors, and flavors.

Each Mountain West cider is produced on a small scale and is unique in that every batch is slightly different than the last – adding to its artisan feel. They produce the cider in their manufacturing site utilizing the traditional, old world style methods with modern equipment.



$4,500+

Investment

Kingston Black Member

Above perks + Cidery tour/tasting for you & up to 10 friends VIP MTN WST hosted Festival/Events Free Admission to Quarterly food and cider event(s) AND more gear + 1 Night free stay at a downtown SLC Bonvoy property (room accommodations only)

$10,000+

Investment

Spartan Member

Above perks + VIP access & table discount to MTN WST Sponsored events/festivals for 2 ppl Free admission to quarterly food & cider pairing events (2 tickets) Birthday Box $300 credit in Airfare for a trip to Salt Lake City to visit the Cidery

THE PROBLEM

Hard cider doesn't have a foothold in the Mountain West region of the US

Despite the increasing popularity of craft beverages and hard cider, the Mountain West region of the US is still largely untouched by the craft hard cider scene that dominates the Pacific Northwest, Great Lakes and Eastern seaboard. While craft beer production has skyrocketed in the past several years, the presence of a company that exclusively produces gluten-free, all natural cider hasn't existed.

Contributing to hard cider's success is its consumers shift to bolder, more diverse and upscale alcoholic offerings. Hard cider is a versatile base allowing for a variety of flavors that appeal to a broader audience.

Hard Cider, especially those small and regional cideries have created a new niche in the alcoholic beverage industry. Regional and local hard ciders currently account for more than 40% of industry sales and that trend is expected to continue for years to come.

The US cider industry has experienced double-digit sales growth year over year since 2014. Utah, and the middle states of the country have always been "late to the game" or lagged behind in adopting new trends, ideas and fads. Mountain West feels they are on the cusp of explosion and primed for expansion.

Mountain West sees an opportunity to grow the brand through expansion. We aim to expand distribution into other states, increasing production capacity and embark on a taproom and restaurant buildout for the local community to gather.


"Despite the increasing popularity of craft beverages, the Mountain West region of the US is still largely untouched by the craft hard cider scene.

THE SOLUTION

High-quality hard cider and an establishment that serves the community

Mountain West operates as both a manufacturer and retailer, so our customers can purchase our products directly from the source. We remain the only manufacturer in the state that exclusively produces hard-cider, which allows us to focus all of our efforts on creating a line of products that reflect the quality and tradition of the process.

As a retail or on-premise establishment, consumers can purchase our product 7 days a week for consumption off-site and take advantage of smaller batch offerings.

On-premise sales, specifically through our Tasting Room and Garten Bar experienced steady growth year over year. Mountain West operates the cidery as a community gathering and local hangout for good drinks, live music, entertainment and food trucks.

We have won multiple local accolades, and want to build on our established, loyal customer base by building out a restaurant to complete the customer experience and seize on the opportunity and also expanding beyond Utah. This requires new, larger infrastructure, equipment, vehicles, staffing support, and so on.


Ruby
7 Mile

Our facility has 10,000 square foot workable space inside and 8,000 sq ft in event space. While the facility serves as the home base for the manufacturing and sale of cider, we possess a full-bar license where customers can enjoy their ciders or any of the products from their Utah-focused bar menu. The cidery and surrounding outdoor space have made the venue an excellent location to host weddings, private events/parties, company celebrations and even full-scale event exhibitions.

We are eager to capitalize on the space and expand the business.


GARTEN



THE MARKET

Alcohol sales in Utah reach an all-time high, with hard cider being a fast growing market sector

Alcohol sales in Utah have been climbing year over year, reaching a record height of $479 million in fiscal 2018-2019. Overall, cider retail sales revenue is 10x what it was 10 years ago, with 40% of consumers between ages 21 and 29.

Consumption of hard cider among young adults has increased significantly. This demographic appeals to the local nature of the product, innovative packaging, and diversity in flavors. While Generation X consumers (43-55 year olds) are taking to craft beer and hard cider in significant numbers, it's the millennial generation (25-42 year olds) that is accounting for much of the growth and a considerable share of cider sales. (Sundance Research, 2020). The cider Industry benefits from health-conscious and gluten-free trends. It has seen a significant increase in sales to consumers who prefer a healthier alternative to other alcoholic options.


1,800
Renewed UT Liquor Licenses
3,000+
Establishments Eligible to sell MTN WST
1,500
New UT Liquor Licenses

On-premise cider sales are 4.5X larger than flavored malt beverage sales and statistically speaking, cider drinkers visit and spend money at on-premise establishments more often than beer drinkers. Regional and local cider now makes up ⅓ of cider retail sales and 17 out of 25 of the top cider brands are regional or local brands.


Ruby



OUR TRACTION

Award winning ciders that celebrate our community partners

Mountain West has experienced significant revenue growth since inception and, based on revenue, we are the #2 Cider in Utah; which also makes Mountain West the #1 most purchased local cider year-over-year. We have been voted City Weekly Utah's "Best Cider" every year since we've been in business and have won awards for our ciders both locally and nationally.

- **Yelp- The Top 24 cideries in the USA (2020)**
- **City Weekly Readers Choice Awards (2018)**
  - *"Best Hard Cider" brand of 2018*
- **Great Lakes International Cider & Perry Competition (2018)**
  - *Silver medal in "Hopped Cider" category for Cottonwood Cider*
  - *Bronze medal in "Fruit Cider" category for Desolation Cider*
- **City Weekly Readers Choice Awards (2017)**
  - *"Best Cider 2017" for our Cottonwood Cider*
- **World Cider Championships (2016)**
  - *Silver medal*
- **North American Brewers Association (2016)**
  - *Silver medal for Excellence in Brewing*
- **Great Lakes International Cider & Perry Competition (2016)**
  - *Silver medal in "Modern Cider" Category for our 7-Mile Cider*
  - *Bronze medal in "Modern Cider" category for our Ruby Cider*


Partnerships with Utah Non-Profits
Gay
HARD CIDER
LUNCH BOX
HARD CIDER

Since inception, Mountain West Cider has partnered with several not-for profit organizations in our community. Beginning in 2016 , our partnership with local Community Supported Agriculture and food-share agency Green Urban Lunchbox afforded us the opportunity to produce a hyper-local cider using fruit harvested within a 25-mile radius of Salt Lake City. A portion of proceeds from each bottle sold are donated to Green Urban Lunchbox to fight hunger and food insecurity in the state.

Partnerships with local small business and nonprofits, such as the Southern Utah Wilderness Alliance, (SUWA), Utah Humane Society, Utah's Pride Center, Mark Miller Subaru and The Subaru Share the Love Event, to name a few, enable us to broaden our efforts and assist in fundraising for causes and the communities we support and call home.

WHAT WE DO

Gluten-free hard ciders, deliciously crafted, with tradition and care

Mountain West's award-winning hard cider varieties include Ruby, 7-Mile, Cottonwood, Desolation and Sweet Alice Sweet. All ciders are made using a blend of apples sourced from the Mountain West Region and are free of artificial aromas, colors, and flavors. Our ciders are available in our retail store and taproom, state controlled liquor stores and on- premise locations around the state.

As a result of the pandemic, Mountain West Hard Cider partnered with Bevv.com, direct to consumer e-commerce platform to offer a variety of ciders to consumers in Arkansas, Arizona, California, Florida, Minnesota, Missouri, North Carolina, and Nevada. We have seen a steady sales increase on this platform and will add more states in the coming months.


Ruby Hard Cider
A crisp 6.8% alcohol by volume hard cider for year-round enjoyment & everyday get togethers.

Location, location, location! Mountain West Hard Cider not only operates as a manufacturer of hard cider, but our expansive outdoor space and bar are situated in the heart of the growing West Capitol Hill neighborhood of Salt Lake City, Utah's largest city. Our proximity to many newly developed luxury housing complexes, the SLC International Airport, sports venues, entertainment venues and the downtown area make Mountain West Hard Cider a sought-after and convenient space to gather. Coupled with the fact that we offer retail sales on Sunday, many out-of-state residents find solace in our near constant accessibility.


Ruby

THE BUSINESS MODEL

We are a large scale B2B producer, with strong direct-to-customer growth patterns

From 2015 to 2019 a large portion of our sales were attributed to the State of Utah and the Department of Alcoholic Beverage Control meaning that our principle lines of cider have been made available across the state in nearly every county for consumers. In addition to the supply and demand of the state-run stores, we have built strong relationships with bars and restaurants throughout the state of Utah amounting to hundreds of establishments serving one or more of our products.


Sold Direct to Consumers
Sold in Stores
Salt Lake City, Utah
Jackson, Wyoming

HOW WE ARE DIFFERENT

Cider-dedicated, community-oriented

We saw an opportunity to bring our love of hard cider to an underserved community and we seized it!! As of now, Mountain West Hard Cider is the only *exclusive* hard cider manufacturer operating in Utah, meaning that though there are producers of hard apple cider in the state, they primarily produce other alcoholic and or non-alcoholic beverages whereas we only produce dry, hard cider.



Mountain West Hard Cider is the **ONLY** exclusive hard cider manufacturer in Utah







Local Ingredients

Seasonal Ciders



THE VISION

A growing company with expanding regional distribution and a comprehensive list of statewide resellers

The expansion of Mountain West Hard Ciders has been swift and effective. Within the next 5 years, we aim to be a $5-$7 million gross revenue cider manufacturer and distribution company, as well as a bar/restaurant owner and management organization. In-state sales will continue to grow with the addition of new ciders and the transition to cans, and our costs will continue to decrease as our volumes grow and we negotiate more favorable agreements with our vendors.



> “Our overall goal is to have **direct relationships with resellers** in surrounding states.

Our current operation is scalable, and we can increase production volumes with limited additional expenses. We plan to begin production and distribution in states across the country and we are actively pursuing out-of-state distribution opportunities. Currently we ship our products to select states through a third-party direct to consumer platform, but our overall goal is to have direct relationships with resellers in surrounding states.


MTN-WST
Ruby

Currently, state-level legislation is actively being lobbied for, which would change the current regulations regarding the sale of high ABV products by retailers like grocery and convenience stores. The pandemic events of 2020 have led many local bars and restaurants to lead new efforts to change the restriction on "to-go" items and zoning restrictions for outdoor drinking areas. All of these efforts have begun to shift the narrative at a state level and have opened the door for more clear and concerted lobbying efforts.

Additionally, fundraising will support the addition of a restaurant in our current space. Pro forma expectations would indicate a $300,000 addition to net revenues. In the next 5 years, we would like to add an additional cider-centric brew pub. We've been approached by multiple developers but want to get the current space at our location ready for full-scale service first.

OUR LEADERSHIP

Equally passionate about our product and the community we serve

The founding members of Mountain West Hard Cider, Jeff and Jennifer Carleton saw the chance to bring their love for hard cider and knack for business together in a way that would make craft cider locally available for the first time. They were fortunate to have recruited Joel Goodwillie, a wine-making veteran, who had retired from his own successful business in the industry and was quick to hop on board. With the idea and plans in tow, Larissa Brown joined the team in the first year to take direction of Sales and Account Management. Today, the Mountain West team is composed of the same four cider-loving people, but has grown to include a marketing department and full bar staff. Mountain West is a place that truly feels like home, and we wouldn't have it any other way!



WHY INVEST

Become a part of the Mountain West family, as we scale and grow our distribution!

Mountain West Hard Cider is a family-owned and operated business that came to fruition because of the love that our owners have for not only the region that we operate in, but the tradition behind the craft. We source ingredients with sustainability and quality as the core of our criteria for our suppliers. Creating cider that tastes good and does good for our community is the cornerstone of the operation. We are dedicated to making a positive impact in the space that we thrive in. Through partnerships with non-profit organizations and fellow brewers in the valley, we seek to make every day a day fit for celebration. We make cider because we love it, but we sell it because our customers love it more. Backed by a community of loyal customers who share in our passion for cider, we are ready for the next level of nationwide distribution, and we can't wait to have you on board!


THANKS

In the Press

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Meet Our Team



Jeff Carleton

CEO/Founder

After 35 years of senior executive experience and success in the financial services world, Jeff and his wife Jennifer opened Mountain West Hard Cider Co., in Salt Lake City, UT in 2015.

Jeff's passion for sourcing the finest local ingredients is reflected every day in Mountain West's sessional and artisan award-winning hard apple ciders. Jeff's dedication to the Utah community is demonstrated through the company's participation in the state's Utah's Own program.

Jeff's experience in the financial services world combined with Mountain West's award-winning ciders has resulted in the company experiencing significant growth since 2015. Jeff plans to expand Mountain West Hard Cider Co. into adjacent states while continuing to emphasize quality, growth, and service engagement.



Joel Goodwillie

Chief Cider Maker

Joel Goodwillie came to Mountain West with literal decades of experience under his belt and more importantly a talent for the science that is required to balance flavor and texture. Joel hasn't met a fruit that he can't ferment, his wealth of knowledge and skill are to credit for the creation of our principal lines of cider and all of the special editions that we release.



Larissa (Laci) Brown

Sales Director

Laci has run the sales for Mountain West Hard Cider from day one, and we have her to thank for the fact that our cider is in almost all of the state-run liquor stores, as well as establishments in every county in Utah.

Laci's tireless work to represent our brand in every corner of the market possible has shown us that it truly does matter who you know, and lucky for us Laci has developed strong connections with a multitude of business owners and creators in the region. Her deep-reaching knowledge of the sales world coupled with her roots in the Salt Lake area goes hand in hand with our growth.

Offering Summary

Company	Mountain West Cider Company, Inc.
Corporate Address	425 N 400 W, Salt Lake City, UT 84103
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$6,500,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares

Amount Based:

250+

Seedling Member

- MTN WST Hard Cider Logo'd lanyard and bottle opener
- Inclusion in monthly opportunity drawing for local and MTN WST giveaways and merchandise
- Invitations to public and membership events (space limited)

500+

HoneyCrisp Member

- All above perks
- MTN WST Hard Cider T Shirt
- Free 32oz MTN WST Hard Cider Logo'd Growler
- 12 Month membership access in MTN WST In-Cider club access and benefits (see offering details for membership description)

2,000+

Golden Delicious Member

- All above perks
- 2 Complimentary Growler Fills (2 fills per 12 month period)
- 50% Discount on MTN WST sponsored event/festival attendance
- BOGO access to Quarterly food and cider pairing events (max 2 tix for 4 ppl)
- 2 Tulip Cider Glasses
- MTN WST hat
- 4 MTN WST Stickers

4,500+

Kingston Black Member

- All above perks
- Cidery tour and tasting for you and up to 10 of your closest friends
- VIP access to MTN WST hosted festivals/events
- Free admission to Quarterly food and cider pairing event(s)
- 4 Tulip Cider Glasses
- a second MTN WST Hat
- 4 Stickers
- 1 Night free stay at a downtown SLC Bonvoy property (room accommodations only, all incidentals and extra expenses will be at your own expense. Bonvoy property category 1-4 Property in the United States. Property blackout dates apply and availability is not guaranteed.)

10,000+

Spartan Member

- All above perks
- VIP Access & table discounts to MTN WST sponsored events/festivals for 2 people
- Free admission to quarterly food & cider pairing events (2 tickets)
- Birthday Box - includes limited release cider & a signature series cider Membership Meeting
- $300 credit in Airfare for a trip to Salt Lake City to visit the Cidery

*state restrictions may apply

** Membership includes:

- Advanced access to limited releases
- Access to quarterly tasting event(s)
- Annual membership networking opportunities
- Monthly opportunity drawing for merchandise and local giveaway

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Mountain West Cider, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.00/ share, you will receive and own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Matthew B. 1 INVESTMENT 2 days ago
What day does this round of funding close?
0

Korinne C. 1 INVESTMENT 4 days ago
Any updates? Excited to be part of the investment ground floor in this company!
0 View 2 replies

Philip A. 4 INVESTMENTS 2 months ago
Jeff - It's been a month so I wanted to check back to see what your team's brainstorming has come up with. Thanks ! (you can reach me off line directly, via LinkedIn or FB).
Phil
0 View 2 replies

Jeff C. - **Mountain West Cider** 2 months ago
Philip, sorry it's taken a while to get back to you. I've got my team brainstorming regional perks per your suggestion. I know we'll come up with something to make if fun and worth your while. Thanks again for being such a great supporter. You need to schedule a trip to come and introduce yourself so that we can say thank you in person.
0

Philip A. 4 INVESTMENTS 3 months ago
I would like to add to my investment. Your Perks are really geared to locals, which I completely understand. Getting a Growler fill or attending an event is not much incentive, for obvious reasons. Would like to see your operation some day.

Several questions. Have you thought about alternative Perks for those not in your local area? Are you allowed to your ship Cans to Virginia? Rather than typing in forum, can you connect offline? You should have my info already.
0

Jeff C. - **Mountain West Cider** 4 months ago
Phillip, we will of course honor increasing investments at the highest tier level possible. Thank you for your support. Feel free to add additional funds and we'll keep increasing the perks.
0

Philip A. 4 INVESTMENTS 4 months ago
Jeff - thanks for fixing the URL.

Please respond to my question about stacking of additional investment amounts that have a combined total for higher Tiers.

Thanks!
0

Philip A. 4 INVESTMENTS 4 months ago
If we add to an existing investment, and that makes the combined amount enough for another Tier, will the Perks be set at the combined level Tier?
0

Philip A. 4 INVESTMENTS 4 months ago
What is your correct URL? I am getting messages that your website has been compromised and is not safe.
0 View 1 reply

Weston M. 1 INVESTMENT 4 months ago
On the Offerings Details document on Page 6 with the section on "Your investment could be illiquid for a long time" it appears there is a leftover from a template or something that it states this:

"The Company may be acquired by an existing player in the educational software development industry."

This seems quite unlikely.

Perhaps a correction is needed on this document?

That aside, I'm super excited about this raise and the future of Mountain West Cider!
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hi, My name is Jeff Carleton. My wife Jennifer and I cofounded MWC almost 5 years ago. We've gone on this incredible journey and now it's time to take it to the next level. We hope you'll become an investor and help us grow this business to the next level.

We came to this business as a result of a business trip to Ireland. My wife Jennifer started drinking traditional European ciders and realized that they tasted significantly different then the National Cider Brands that you get here in the United States. If you think about the timing, it was almost 7 years ago when we first started and the National Brands had just started marketing on a large scale. Cider was growing year over year, it was doubling, doubling and doubling again. And we felt there was a real opportunity to bring that kind of craft, that kind of business to Utah, which had limited exposure to craft ciders up to that point.

Jenn and I were both working in the Financial Services Industry when we came up with this kooky idea to start a craft cider business in Utah. We knew we needed some help, so we cast a wide net. We looked throughout the wine and cider industry to find some talent. Someone who could take our vision and turn it into a reality. We were fortunate enough to find Joel Goodwillie.

Joel has over 30 years of experience in the wine and cider industry. He started in the business with Gallo. As a student he travelled to Portugal and learned European winemaking skills. At one point he had his own cidery and we were able to convince him to come to Utah and head our cider operations and to craft these kinds of wonderful ciders that have won awards at both National and International cider competitions.

The market for our hard ciders is typically millennials. They like variety. They like to try something different. And we've seen increasing growth in that marketplace. One of the great things about cider is that its gluten free. A lot of folks have a gluten intolerance or they feel it's just a more healthful beverage to imbibe. It has great flavor. It's a very natural beverage based on apples with no artificial color, flavorings or aromas. And frankly that has been well received by the local community.

We have an adjacent lot that's been set up. We call it the Garten. G-A-R-T-E-N, a European inspired bier garten. But we're a cider so we don't want to call it a Beer Garten. We don't want to call it a Cider Garten because its so much more in that space, it's a full bar. We highlight a lot of our local craft breweries. It's a real destination space. For us though, it has been a large festival tent that gets hot in the summer. We have a stage under a tent and we think that by improving that location and the amenities out there, the Garten becomes a real destination location with a brick and mortar restaurant; a place for folks to gather to sample cider, to sample a cuisine that's inspired by cider, to enjoy some live music. We think that represents a real opportunity to increase revenues significantly within the state of Utah.

We've got scalable operations so with limited additional funds we can grow our business significantly. But with those additional funds we have an opportunity to add distributors outside the state. We also have the opportunity to expand our local presence with a brick and mortar restaurant and an experience where folks can enjoy cider inspired foods and in an atmosphere that's fun and entertaining. A real destination location.

We have spent some time and effort in Wyoming and have seen significant growth there. We're in discussions with distributors in Idaho and some of the other contiguous states. And we see a real demand in a region that quite frankly doesn't have a lot of exposure to craft, European style ciders.

So if what we've talked to you about today make sense to you, is of interest to you, if you want to invest in a fast growing craft cider manufacturer, we'[d love your help. We'd love for you to go to our Start Engine page and pledge whatever you can. We'll do our best to make sure it's a good investment for you. But you can help us and we'd certainly appreciate that. From Jenn and I, it's the most we could ask for. Thank you very much.

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